April 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CNS Response, Inc.
Form 10-K
Filed December 30, 2009
File No. 000-26285
Supplemental Response Letter
Dated March 16, 2010

Dear Mr. Reynolds:

On behalf of CNS Response, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated March 22, 2010 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

General

1.
We note your response to prior comment three from our letter dated March 1, 2010, and the statement that you could not determine what impact, if any, the communications from the FDA would have on your financial condition and results of operations.  Please advise us of any analysis you conducted consistent with the first two paragraphs and bullet points of Section III.B.3 of Release No. 33-8350.  With respect to future disclosure addressing your recent decision to seek 510(k) clearance, please advise us of the nature and location of such anticipated disclosure.

The Company conducted an analysis consistent with the first two paragraphs and bullet points of Section III.B.3 of Release No. 33-8350 in connection with the correspondence received from the FDA and the preparation of its Annual Report on Form 10-K.  As discussed in the Annual Report, the Company disagrees with the FDA regarding the regulatory status of its rEEG service.  After careful analysis, the Company's position is that it provides medical database services, and does not manufacture or distribute medical devices.  The Company is confident that it is correct, and the FDA is in error over whether rEEG is a device, and over whether the FDA has jurisdiction over CNS Response and its rEEG service.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission
April 1, 2010

The Company also believes that there is little risk of significant adverse regulatory action from the FDA with respect to its rEEG service. The FDA warning letters do not represent final action on the part of the Agency.  Instead, they are the FDA's current opinion on products that it believes to be in violation of the Food Drug and Cosmetic Act.  The warning letters have no actual regulatory enforcement effect other than to provide notice to the recipient that certain FDA officials believe that the recipient is in violation.  Further regulatory action would require the FDA to initiate action for fines and/or injunction in Federal Court.  Since the Company doesn't actually sell any medical devices, but rather offers its rEEG service to requesting physicians, there are no actual products for the FDA to take action against through import detention, recall, or seizure.  The FDA would instead need to expend significant resources to initiate court proceedings directly against the Company, and this is something the FDA does not generally undertake unless there is a serious public health risk.  The FDA has also been reluctant to take court action in situations where the legal basis for the action is suspect (as is the case with rEEG).  The fact that the FDA has not taken any action other than through warning letters and other correspondence for over two years supports the position that the Agency does not intend to take more serious and expensive legal action.  For this reason, the Company concluded at the time it prepared its Annual Report on Form 10-K that it is not reasonably likely that the communications received from the FDA will result in a material effect on the company’s liquidity, capital resources or results of operations.

Going forward, the Company intends to disclose its decision to seek 510(k) clearance with the FDA in its current reports.  The disclosure will appear in the Company’s business discussion, in the risk factors section, as well as in the MD & A under the applicable line item and in the footnotes to the financial statements.  The Company estimates that its 510(k) application will cost $125,000 to prepare and file.  At this time, the Company does not anticipate that its decision to seek 510(k) clearance will have a material effect the company’s liquidity, capital resources and results of operations.

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at 818-444-4514.

Sincerely,

/s/ Jonathan Friedman
Jonathan Friedman

cc:	George Carpenter
Paul Buck